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                      [LETTERHEAD OF FREEI NETWORKS, INC.]


October 2, 2000


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Johanna Losert

     Freei Networks, Inc.
     Registration Statement on Form S-1, File No. 333-33812
     Application for Withdrawal
     -------------------------------------------------------


Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-33812 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on March 31, 2000.

     In light of current market conditions, the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement. The Registrant hereby also withdraws its request for confidential treatment with the understanding that the information for which confidential treatment was requested will not become publicly available.

     Accordingly, we hereby respectfully request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. If you have any questions regarding the foregoing application for withdrawal, please contact Laura A. Bertin or Mark F. Worthington at Summit Law Group, legal counsel to the Registrant, at (206) 281-9881.

                                       Sincerely,

                                       Freei Networks, Inc.

                                       /s/ Robert McCausland

                                       Robert McCausland
                                       President and Chief Executive Officer


cc:  Summit Law Group
     Cary K. Hyden, Esq.
     Scott Starbird